# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Calamos Dynamic Convertible & Income Fund, CIK 0001602584
CUSIP: 12811V*80
Title of class of securities: Series I Mandatory Redeemable Preferred Shares
Address of issuer's principal executive offices: 2020 Calamos Court, Naperville, Illinois (IL), 60563-2787
Date of event which requires filing of this statement: 08/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001529735

## Reporting persons
- MetLife Investment Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 880,000; shared voting power 0; sole dispositive power 880,000; shared dispositive power 0; aggregate amount beneficially owned 880,000 (78.6% of the class)
  Comment: The percent of class is calculated based on 1,120,000 Series I Mandatory Redeemable Preferred Shares outstanding.

## Item 1. Issuer
Name of issuer: Calamos Dynamic Convertible & Income Fund
Address of issuer's principal executive offices: 2020 Calamos Court, Naperville, Illinois 60563-2787

## Item 2. Person Filing
Name of person filing: MetLife Investment Management, LLC (the "Reporting Person")
Address of principal business office or, if none, residence: One MetLife Way, Whippany, New Jersey 07981
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: As of August 31, 2026, the Reporting Person may be deemed to be the beneficial owner of 880,000 Series I Mandatory Redeemable Preferred Shares, representing approximately 78.6% of the Series I Mandatory Redeemable Preferred Shares. This percentage is calculated based on 1,120,000 Series I Mandatory Redeemable Preferred Shares outstanding.
Percent of class: 78.6%
Sole power to vote or to direct the vote: 880,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 880,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Reporting Person manages these Series I Mandatory Redeemable Preferred Shares on behalf of various clients, including Foremost Insurance Company, Metropolitan Life Insurance Company and Metropolitan Tower Life Insurance Company.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- MetLife Investment Management, LLC: /s/ Israel Grafstein, Israel Grafstein, Chief Compliance Officer (09/08/2026)